UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 6) (1)

                           Sirius Satellite Radio Inc.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                   82966U-10-3
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                                 (CUSIP Number)



                           APOLLO MANAGEMENT IV, L.P.
                            1999 AVENUE OF THE STARS
                                   SUITE 1900
                          LOS ANGELES, CALIFORNIA 90067
                                 (310) 201-4100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                     3/7/03
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             (Date of Event Which Requires Filing of This Statement)

           If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82966U-10-3              13D                        Page 2 of 6 Pages


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     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Investment Fund IV, L.P.
        13-3985622
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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

      (a) [X]

      (b) | |
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     3. SEC USE ONLY
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     4. SOURCE OF FUNDS*
        00
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     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
        [ ]
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     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                7. SOLE VOTING POWER
                   154,598,238 (1)
NUMBER OF       ----------------------------------------------------------------
SHARES          8. SHARED VOTING POWER
BENEFICIALLY       0
OWNED BY        ----------------------------------------------------------------
EACH            9. SOLE DISPOSITIVE POWER
REPORTING          154,598,238 (1)
PERSON          ----------------------------------------------------------------
WITH            10. SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,598,238 (1)
--------------------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         16.16%
--------------------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON*
         PN
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(1) Includes 43,104,980 shares of Common Stock purchasable upon the exercise of currently exercisable warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 82966U-10-3              13D                        Page 3 of 6 Pages

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     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Apollo Overseas IV, L.P.
        98-0191324
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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [X]

          (b) | |
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     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS*
        00
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     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e) [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Cayman Islands
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             7. SOLE VOTING POWER
                8,387,804 (1)
NUMBER OF    -------------------------------------------------------------------
SHARES       8. SHARED VOTING POWER
BENEFICIALLY    0
OWNED BY     -------------------------------------------------------------------
EACH         9. SOLE DISPOSITIVE POWER
REPORTING       8,387,804 (1)
PERSON       -------------------------------------------------------------------
WITH         10. SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,387,804 (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    0.877%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
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(1) Includes 2,311,710 shares of Common Stock purchasable upon the execise of currently exercisable warrants.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 82966U-10-3              13D                        Page 4 of 6 Pages


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     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Apollo Advisors IV, L.P.
        13-3985622
--------------------------------------------------------------------------------
     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          (a) [X]

          (b) | |
--------------------------------------------------------------------------------
     3. SEC USE ONLY
--------------------------------------------------------------------------------
     4. SOURCE OF FUNDS*
        00
--------------------------------------------------------------------------------
     5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)
        [ ]
--------------------------------------------------------------------------------
     6. CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------

             7. SOLE VOTING POWER
                162,986,042 (1)
NUMBER OF    -------------------------------------------------------------------
SHARES       8. SHARED VOTING POWER
BENEFICIALLY    0
OWNED BY     -------------------------------------------------------------------
EACH         9. SOLE DISPOSITIVE POWER
REPORTING       162,986,042 (1)
PERSON       -------------------------------------------------------------------
WITH         10. SHARED DISPOSITIVE POWER
                 0
--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    162,986,042 (1)
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    [ ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    17.03%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------
(1) Includes 45,416,690 shares of Common Stock purchasable upon the exercise of currently exercisable warrants.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 6 amends the Schedule 13D originally filed on November 24, 1998, as amended by Amendment No. 1 filed on January 4, 1999, Amendment No. 2 filed on October 28, 1999, Amendment No. 3 filed on April 10, 2001, Amendment No. 4 filed on April 13, 2001, and Amendment No. 5 filed on October 25, 2002 (the "Schedule 13D"), by Apollo Investment Fund IV, L.P., a Delaware limited partnership ("AIF IV"), Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV"), and Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), and relates to the common stock, par value $.001 per share, of Sirius Satellite Radio Inc., a Delaware corporation (the "Company"), or securities convertible thereto. Capitalized terms used without definition in this Amendment No. 6 shall have the respective meanings ascribed to them in the
Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Item 3 is hereby amended by adding the following immediately after the last paragraph thereof:

            On March 7, 2003, the Company completed the Restructuring contemplated in the Lock-Up Agreement entered into on October 17, 2002.

            In the Restructuring, AIF IV and Overseas IV acquired (i) 52,581,285 shares of Common Stock, in exchange for $46.5 million, principal amount at maturity, senior secured discount notes of the Company, and $16.9 million, principal amount at maturity, senior secured notes of the Company,
(ii) (a) 39,927,796 shares of Common Stock, and (b) warrants to purchase an additional 45,416,690 shares of Common Stock, with 27,250,013 warrants having an exercise price of $1.04 per share ("Series A Warrants") and 18,166,677 warrants having an exercise price of $.92 per share ("Series B Warrants" and together with Series A Warrants, "New Warrants"), in exchange for all of the shares of Preferred Stock held by them, and (iii) 24,060,271 shares of Common Stock in exchange for an investment by AIF IV of $23,727,500 in cash and by Overseas IV of $1,272,500 in cash. The cash investments were funded from capital contributions (in the ordinary course) from AIF IV's and Overseas IV's respective limited partners.

            The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock held by, or to be acquired (whether in the Restructuring or otherwise) by, any other party to the Restructuring, or any of their affiliates. The Reporting Persons further disclaim any group status with any other such persons or parties to the Restructuring.

ITEM 4. PURPOSE OF TRANSACTION.

            Item 4 is hereby amended by the incorporation by reference herein of the matters set forth in Item 3.

            The Restructuring resulted in several of the actions or events in clauses (a) through (j) of Item 4 of Schedule 13D including clauses (a), (d),
(e), and (g).

            Except as set forth in this Item 4, AIF IV and Overseas IV have no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons retain the right to change their investment intent, to propose one or more possible transactions to the Company's Board, to acquire additional shares of Common Stock from time to time or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them in any manner permitted by law.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            (a) As a result of the Restructuring, the Reporting Persons beneficially own 162,986,042 shares of Common Stock, including 45,416,690 shares purchasable upon the exercise of currently exercisable New Warrants, representing 17.03% of the currently outstanding shares of Common Stock assuming the exercise of all of the New Warrants. The shares of Common Stock subject to the New Warrants represent 4.75% of the currently outstanding shares of Common Stock, assuming the exercise of all of the New Warrants. See also the information contained on the cover pages to this Schedule 13D, which is incorporated herein by reference.

            (b) See the information contained on the cover pages to this
Schedule 13D, which is incorporated herein by reference.

            For purposes of Section 13 of the Act, Advisors IV may be deemed to control AIFIV and Overseas IV, respectively. Each of the Reporting Persons may thus be considered to beneficially own and to have sole voting and dispositive power with respect to all of the Common Stock of the Issuer to be held of record by AIFIV and Overseas IV.

            (c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons.

            (d) Not applicable.

            (e) Not applicable.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Item 6 is hereby amended by adding the following immediately after the last paragraph thereof:

            As part of the Restructuring, the Company issued 27,250,013 Series A Warrants and 18,166,677 Series B Warrants to the Reporting Persons. The Series A Warrants have an exercise price of $1.04 per share of Common Stock and the Series B Warrants have an exercise price of $.92 per share of Common Stock. Both the Series A Warrants and the Series B Warrants are exercisable at anytime through March 7, 2005. Holders of Series A Warrants and Series B Warrants will not be entitled, by virtue of being such holders, to have any rights of holders of Common Stock until they exercise their Warrants.

            The foregoing description of the New Warrants is qualified in its entirety by reference to the full text of the New Warrants, which are filed as Exhibits 7 and 8 hereto and incorporated herein by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

            Item 7 is hereby amended and supplemented as follows:

Exhibit 7:  Form of Series A Common Stock Purchase Warrants.

Exhibit 8:  Form of Series B Common Stock Purchase Warrants.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.



Dated:  March 12, 2003

                             APOLLO INVESTMENT FUND IV, L.P.

                             By:   Apollo Advisors IV, L.P., its General Partner
                                   By:  Apollo Capital Management IV, Inc.,
                                        its General Partner


                             By:   /s/ Michael D. Weiner
                                   --------------------------------
                                   Name:  Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                          Management IV, Inc.

                              APOLLO OVERSEAS PARTNERS IV, L.P.

                              By:   Apollo Advisors IV, L.P., its Managing
                                    General Partner
                                    By:  Apollo Capital Management IV, Inc.,
                                         its General Partner


                              By:   /s/ Michael D. Weiner
                                   -------------------------------
                                   Name:  Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                          Management IV, Inc.

                              APOLLO ADVISORS IV, L.P.

                              By:  Apollo Capital Management IV, Inc.,
                                   its General Partner


                             By:    /s/ Michael D. Weiner
                                   -------------------------------
                                   Name:  Michael D. Weiner
                                   Title: Vice President, Apollo Capital
                                          Management IV, Inc.

                               INDEX TO EXHIBITS
No.
--

7.   Form of Series A Common Stock Purchase Warrants.

8.   Form of Series B Common Stock Purchase Warrants.